

09040838

AB
4/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR - 9 2009

Washington, DC
110

SEC FILE NUMBER
8-40745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

120 West 45th Street
_____
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel F. Wolf   (212) 478-0000
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

D. E. Shaw Securities, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Statement of Financial Condition.

☐ (c) Statement of Income.

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Member's Capital.

☐ (f) Statement of Changes in Revolving Subordinated Borrowings.

☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.

☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

■ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D. E. Shaw Securities, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

Oath or Affirmation

I, Stuart Steckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: _____
Stuart Steckler
Authorized Signatory

Subscribed and sworn to before
me this 20th day of February, 2009

By: _____
Notary Public



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000

Report of Independent Registered
Public Accounting Firm

To the Members of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company"), a Delaware limited liability company, as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 20, 2009

A member firm of Ernst & Young Global Limited

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2008

	(in thousands)
Assets	
Receivable from clearing broker	$ 767
Other assets	15
Total Assets	$ 782
Liabilities and Member's Capital	
Payable to affiliate	$ 131
Commitments	
Member's Capital	651
Total Liabilities and Member's Capital	$ 782

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Managing Member") is the managing member and sole member of the Company.

The Company is a securities broker-dealer that is currently involved in certain private placement activities and also acts as executing broker for other companies in the D. E. Shaw group.

It should be noted that nothing in this statement of financial condition or notes thereto shall create or imply any limit on the discretion of the Managing Member.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts that approximate fair value.

The Company may participate in class action claims related to principal transactions in financial instruments that it traded in prior years, and in connection with such participation may receive a share of the applicable court award or settlement proceeds.

In the normal course of business, the Company has entered into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnifications is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard, there is no expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

U.S. federal and state income taxes have not been provided because the Managing Member reports the Company's taxable income or loss on its tax return. As discussed below, the Company does, however, include a provision for unincorporated business taxes, when appropriate.

Notes to Statement of Financial Condition (Continued)

3. Receivable From Clearing Brokers

Any transactions in financial instruments are cleared by a limited number of clearing brokers (the "Clearing Brokers") pursuant to clearance agreements. During 2008, all of the Company's cash was deposited with one such Clearing Broker (i) for safekeeping purposes, and (ii) as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) available to meet an increase in regulatory capital requirements, and to fund expenses, operating costs, and any other operating needs of the Company. This subjects the Company to credit risk with respect to this Clearing Broker.

4. Related Party Transactions

The Managing Member, directly and through certain affiliates, provides substantially all personnel, management, and overhead, and certain other services to the Company. In consideration for providing these services and in accordance with the applicable agreements, the Managing Member is reimbursed by the Company for the effect of its bearing related expenses as well as for certain other of its and its members' costs resulting directly or indirectly from its management activities. The total costs and expenses applicable to the Company (primarily related to personnel costs and professional fees) were charged to the Company by the Managing Member. Payable to affiliate represents amounts due with respect to such activities. Any such payables are due on demand.

The Company receives no compensation for the execution services it provides to other companies in the D. E. Shaw group, but did receive compensation during the year for its role in private placement activities.

5. Net Capital Requirement

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to Rule 15c3-1 of the United States Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of approximately $636,000, which exceeded the minimum requirement by approximately $386,000.

5. Net Capital Requirement (Continued)

Proprietary balances, if any, held at a Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and such Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

6. Taxes

The Company is subject to unincorporated business taxes related to its operations. To the extent taxes are provided for in the statement of financial condition, any such taxes are accrued for at the effective rate of the Company.

ERNST & YOUNG

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2008